STIFEL INDEPENDENT ADVISORS, LLC

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document.

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2025

Statement of Financial Condition	Page



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Stifel Independent Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stifel Independent Advisors, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



KPMG LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
March 26, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2025

(in thousands)

Assets		
Cash	$	10,603
Commissions receivable from affiliated broker-dealer		861
Due from affiliated broker-dealer		770
Operating lease right-of-use assets, net		647
Prepaid expenses		365
Other assets		229
Total assets	$	**13,475**
Liabilities and member's capital		
Payable to independent contractors	$	4,270
Accrued compensation		531
Lease liabilities, net		729
Due to Stifel Financial Corp.		806
Other accrued liabilities		248
Total liabilities		6,584
Member's capital		6,891
Total liabilities and member's capital	$	**13,475**

The accompanying notes are an integral part of the Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Independent Advisors, LLC (the "Company") is an investment advisor and a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. The Company is a wholly owned subsidiary of Stifel Financial Corp. ("Parent"). The Company introduces its customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer and has identified its Chairman as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. See Note 3 for additional information on the Company's net capital requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Loans to Independent Contractors and Other Employees, Net

The Parent offers transition pay, in the form of upfront loans, to the Company's independent contractors and key members of management as part of the Company's overall growth strategy. These loans are forgiven over a ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. The outstanding balance of loans to independent contractors at December 31, 2025, of $2.5 million is presented net of the allowance for credit losses in other assets in the accompanying statement of financial condition. See Note 7 for additional information on related party transactions.

In the event that the independent contractor is no longer affiliated with the Company, any unpaid balance of such loan becomes immediately due and payable. In determining the allowance for credit losses related to independent contractors, management primarily considers the Company's historical collection experience as well as other factors, including amounts due at termination, the reasons for the terminated relationship, and the former independent contractor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. The age of this receivable balance is not a determinative factor in computing the allowance for credit losses, as concerns regarding the recoverability of these loans primarily arise in the event that the independent contractor is no longer affiliated with the Company. The allowance for credit losses was $2.5 million at December 31, 2025.

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 4 for additional information on stock-based compensation plans.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2025. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

Operating Leases

The Company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives, and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2025, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in lease liabilities, net in the accompanying statement of financial condition. See Note 6 for additional information on operating leases.

NOTE 3 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2025, the Company had net capital of $5.6 million, which was $5.2 million in excess of the Company's minimum required net capital.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. Debentures vest ratably on an annual basis and accumulate interest. The deferred awards generally vest ratably over a one- to ten-year vesting period, with continued employment after the date of grant. In addition, the Company's associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Off-Balance Sheet Credit Risk

The Company's customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between the Company and Stifel stipulates that all losses resulting from its customers' inability to fulfill their contractual obligations are the Company's responsibility. The Company manages its risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2025, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

The Company has an operating lease with an affiliate for office space with a remaining lease term of 2 years. At December 31, 2025, operating lease right-of-use assets were $0.6 million, and lease liabilities were $0.7 million.

The table below summarizes other information related to the Company's operating lease as of and for the year ended December 31, 2025:

Weighted-average remaining lease term (years)	17.0
Weighted-average discount rate	5.03%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2025 *(in thousands)*:

2026	$	66
2027		66
2028		66
2029		66
2030		66
Thereafter		797
Total undiscounted lease payments		1,127
Imputed interest		(398)
Present value of operating lease liabilities	$	**729**

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2025, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition, depending, in part, upon additional developments affecting such matters. Legal accruals have been established for potential losses that are probable and reasonably estimable. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

The Company conducts its securities operations as a fully-disclosed introducing broker through Stifel. At December 31, 2025, commissions receivable from affiliated broker-dealer in the accompanying statement of financial condition consists of commissions receivable, net, and due from affiliated broker-dealer in the accompanying statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

Stifel Bancorp offers a loan product exclusively to the Company's customers and clients called the Stifel Pledged Asset program. Stifel affiliated banks held $41.0 million of the Company's clients' loans at December 31, 2025.

At December 31, 2025, due to Parent in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions and note amortization.

The Company has a sweep arrangement with affiliated banks, whereby a portion of available funds in customer accounts are automatically transferred by Stifel into money market deposit accounts, of which affiliated banks retain a portion as deposits. Affiliated banks held $498.2 million of the Company's customers' deposits at December 31, 2025.

NOTE 8 - Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statement was available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through March 26, 2026, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition; however, the Company identified the following non-recognized event:

Sale of the Business

On February 2, 2026, the Company was sold by the Parent to an affiliate of Equitable, a financial services organization and principal franchise of Equitable Holdings, Inc. On the closing date, the Company's independent advisors joined Equitable Advisors, LLC, Equitable's broker-dealer and registered investment adviser. The sale did not impact management's conclusion about going concern and did not impact net capital as of the balance sheet date.